82-1252

Nestlé

RELEASE

SUPPL

Nestlé: Strategic Move to Gain Leadership in the US Ice Cream Business

- Nestlé to merge its US ice cream business into Dreyer's, resulting in Nestlé ownership of 67 percent of combined company
- Dreyer's will offer to repurchase all outstanding minority shares for USD 83.- per share in 2006
- Dreyer's will have the right to redeem all outstanding minority shares for USD 88.- per share in 2007
- Peter Brabeck, CEO of Nestlé, stated: "This is another step in a series of recent moves we have made in the ice cream sector. After the Häagen-Dazs and Schöller acquisitions, Nestlé now proposes an innovative deal with no immediate cash outlay that will allow us to significantly grow sales and the performance of our ice cream business in the world's highest per capita consumption market, the USA. This move underscores our commitment to growing and improving our ice cream business."

Vevey, 17 June 2002 – Nestlé S.A. today announces that Nestlé Holdings USA, Inc., a subsidiary of Nestlé S.A., and Dreyer's Grand Ice Cream, Inc. ("Dreyer's") have entered into a definitive agreement to combine Nestlé's US ice cream business with Dreyer's. Under the agreement, Nestlé will contribute its ice cream business into Dreyer's (NASDAQ: DRYR) in exchange for 55 million shares of Dreyer's. After completion of the transaction, Nestlé will own 67 percent of the fully-diluted equity of the enlarged company (Nestlé already owns 23 percent of the outstanding shares). Dreyer's remaining common stock will continue to trade on NASDAQ. Dreyer's will offer to repurchase all outstanding minority shares for USD 83.- per share beginning on January 1, 2006 until June 30, 2006. Outstanding minority Dreyer's shares may be called for redemption for USD 88.- per share from January 1, 2007 until June 30, 2007.

Nestlé Ice Cream Company LLC was created as a joint venture between Nestlé and Pillsbury in 1999 and is comprised of the Nestlé USA novelty ice cream business and the US Häagen-Dazs frozen dessert businesses. In December of 2001 Nestlé acquired the remaining 50 percent stake in the joint venture with Pillsbury/General Mills, which includes the Häagen-Dazs business in the US and Canada. Nestlé Ice Cream Company LLC's brands include Häagen-Dazs, Drumstick, Nestlé Crunch and Butterfinger.

Dreyer's is the largest manufacturer and distributor of ice cream and ice cream products in the United States. The company sells ice cream under the Dreyer's brand name in 14 western states in the United States and parts of Asia and under the Edy's brand name elsewhere in the United States. In addition, the company sells ice cream under the Dreamery, Starbucks and Godiva brands. Sales in 2001 were USD 1402 million while EBITDA was USD 60 million. In addition to manufacturing its own brands, Dreyer's has a comprehensive Direct Store Delivery ("DSD") system that it uses to distribute its own products, products for Unilever, Mars and Nestlé as well as for other manufacturers.

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It is expected that combining the two operations will produce significant operating efficiencies through consolidation of manufacturing plants, marketing and administration, as well as sales and distribution. Savings identified to date should reach USD 170 million annually and Nestlé expects that these will be fully achieved in 2005. A senior executive, reporting to the CEO of Dreyer's, will be responsible for the integration of the two companies.

The Nestlé US ice cream business will be merged with the existing Dreyer's organization. The new organization will be headquartered at Dreyer's' current offices in Oakland, California. T. Gary Rogers, Dreyer's' Chairman and CEO, will lead the new company. Under the terms of the agreement, Nestlé will have the right to nominate 50 percent of the members of the Board of Directors of Dreyer's.

Mr. Peter Brabeck-Letmathe, CEO of Nestlé said: "We have seized a unique opportunity to combine two organizations that share a similar outlook and similar cultures. Contributing our US ice cream business into Dreyer's provides us immediately with a majority equity stake of the combined entity at a zero incremental cash cost to Nestlé. In 2006, the Dreyer's minority shareholders will be allowed to put their stock to Dreyer's at an attractive price. This structure allows Nestlé to retain the outstanding management team of Dreyer's which will have a leading role in combining the two organizations. We believe that there are significant operational synergies to be gained from this merger and are excited about the opportunities going forward."

Mr. T. Gary Rogers, Chairman and CEO of Dreyer's, added: "This is a terrific transaction for our shareholders and our Company. In addition, by acquiring Nestlé Ice Cream Company LLC, we are increasing our presence in the US ice cream market and we will be able to take advantage of Nestlé's research & development capabilities as well as its vast knowledge of the international market. Finally, our Company will remain independent and be able to continue its ambitious growth plan. There are significant synergies to be gained from this transaction and I am confident that we will achieve them."

The transaction is subject to regulatory and Dreyer's shareholders' approvals and is expected to be completed within twelve months from the date of announcement.

Rhône Group LLC acted as exclusive financial advisor to Nestlé and Latham & Watkins as legal counsel. Dreyer's was advised by Merrill Lynch & Co. as financial advisor and Wachtell, Lipton, Rosen & Katz as legal counsel.

Contacts:

	Media:	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*

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On Monday, 17 June 2002 at 1700 CET / 1100 EST, an analysts' call will be hosted by Mr. Wolfgang Reichenberger, Chief Financial Officer of Nestlé S.A. This call will be broadcast live and a slide presentation will be shown on the Nestlé S.A.'s website.

Access for <u>audio</u> is via **http://www.vcall.com/EventPage.asp?ID=81757**

or via **http://www.ir.nestle.com/4_publications/4_4-frameset.asp?Nav=4**.

First-time visitors should visit the VCall site **http://www.vcall.com/** at least 15 minutes beforehand to register and download any (free) software needed.

This event will also be available in audio with a synchronized slide show at **http://www.genesysrichmedia.com/nestle/17062002**

Additionally, we are offering a phone-in conference listen-only possibility. Please dial +44-20-8781 0596 and follow the spoken instructions.

All these services will be available as archives following the event. For the phone-in, please call

+44-20-8288 4459, access code 670612, or
0500 637 880 (UK only), access code 670612, and
+1-703-736 7336, access code 670612

These will be available until 0700 CET on June 21, 2002. The internet audio and video files will be available for 90 days via the links above.